     EXHIBIT 3.2
AMENDMENT AND RESTATEMENT OF
ARTICLE IV, SECTIONS 4.1, 4.2 and 4.4 OF
BY-LAWS OF
MARTHA STEWART LIVING OMNIMEDIA, INC.
     “ SECTION 4.1. Elected Officers. The elected officers of the Corporation shall be one or more Chief Executive Officers, a Secretary, a Treasurer, and such other officers (including, without limitation, a Chief Financial Officer) as the Board of Directors from time to time may deem proper. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof. The Board or any committee thereof may from time to time elect, or the Chief Executive Officer(s) may appoint, such other officers (including one or more Presidents, Vice Presidents, Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers, and Assistant Controllers) and such agents, as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these By-Laws or as may be prescribed by the Board or such committee or by the Chief Executive Officer, as the case may be.”
     “SECTION 4.3. Chief Executive Officer. The Chief Executive Officer shall be responsible for the general management of the affairs of the Corporation and shall perform all duties incidental to this office which may be required by law and all such other duties as are properly required of this officer by the Board of Directors. The Chief Executive Officer shall make reports to the Board of Directors and the stockholders, and shall see that all orders and resolutions of the Board of Directors and of any committee thereof are carried into effect. The Chief Executive Officer may also serve as President, if so elected by the Board. Where two or more persons hold the office of Chief Executive Officer, references in these By-Laws to the Chief Executive Officer shall refer to such Executive Officers as have been assigned such duties by the Board of Directors.”
     “SECTION 4.4. President. The President, if one or more shall be appointed, shall act in a general executive capacity and shall assist the Chief Executive Officer in the administration and operation of the Corporation’s business and general supervision of its policies and affairs. The President shall, in the absence of or because of the inability to act of the Chief Executive Officer, perform all duties of the Chief Executive Officer. Where two or more persons hold the office of President, references in these By-Laws to the President shall refer to such Executive Officers as have been assigned such duties by the Board of Directors.”
Effective: June 9, 2008